Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

22 June 2015

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Remuneration Report for Fiscal Year 2015

James Hardie announced today that it has filed the Remuneration Report relating to fiscal year 2015 with the ASX. James Hardie is not required to produce a Remuneration Report, but prepares one on a voluntary basis for the benefit of shareholders.

Copies of this document are available in the Investor relations area of the company‘s website www.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the Remuneration Report free of charge should contact the company’s Investor relations office on +61 2 8845 3360. Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719